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                                                                                               EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

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                                                             Year Ended December 31,
                                                 1998      1999      2000      2001      2002
Earnings:
  Income Before Extraordinary Item             $ 97,994  $ 86,205  $ 72,672  $ 89,367  $ 82,992
  Plus Federal Income Taxes                      57,506    49,180    12,058    70,121    37,439
  Plus State Income Taxes                         5,089     6,162     2,538     8,385     5,687
  Plus Provision for Deferred Income Taxes      (11,909)  (17,347)   14,653   (31,396)   (3,134)
  Plus Deferred Investment Tax Credits           (4,631)   (4,565)   (4,482)   (4,453)   (4,524)
  Plus Fixed Charges (as below)                  57,084    61,177    62,851    60,503    60,529
     Total Earnings                            $201,133  $180,812  $160,290  $192,527  $178,989

Fixed Charges:
  Interest on Long-term Debt                   $ 39,233  $ 38,380  $ 43,547  $ 41,401  $ 43,011*
  Interest on Short-term Debt                     8,591    13,800    10,174     9,680     7,776*
  Distributions on Trust Preferred Securities     8,662     8,662     8,663     8,663     8,662
  Interest Portion of Financing Leases              598       335      -         -         -
  Estimated Interest Element in Lease Rentals      -         -          467       759     1,080
     Total Fixed Charges                       $ 57,084  $ 61,177  $ 62,851  $ 60,503  $ 60,529

Ratio of Earnings to Fixed Charges                 3.52      2.95      2.55      3.18      2.95


* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.
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